

AB
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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hours per response...... 12.00	

SEC FILE NUMBER
8- 35363

KH 3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2010__ AND ENDING __12/31/2010__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 17th Floor
(No. and Street)

Jersey City   NJ   07302
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Petrosky   201-656-0115
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP
(Name – *if individual, state last, first, middle name*)

675 Third Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

11019469

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Dennis Enright_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__NW Capital Markets Inc._____ , as
of __December 31_____, 20 __10____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NORMA T. GILYARD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 4, 2014

_____
Signature

Notary Public

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒X (a) Facing Page.
- ☒X (b) Statement of Financial Condition.
- ☒X (c) Statement of Income (Loss).
- ☒X (d) Statement of Changes in Financial Condition.
- ☒X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒X (l) An Oath or Affirmation.
- ☒X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PRAGER AND FENTON LLP
www.pragerfenton.com

CERTIFIED
PUBLIC
ACCOUNTANTS

2381 ROSECRANS AVENUE, SUITE 350   EL SEGUNDO, CA 90245   (310) 207-2220   FAX (310) 207-0556

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Jersey City, New Jersey

We have audited the accompanying statements of financial condition of NW Capital Markets Inc. (an S-Corporation) (the Company), as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Prager and Fenton LLP

Prager and Fenton LLP

February 9, 2011

NEW YORK   **LOS ANGELES**   **LONDON**

NW CAPITAL MARKETS INC.

Statements of Financial Condition
December 31, 2010 and 2009

Assets

	2010	2009
Cash and cash equivalents	$ 1,843,040	$ 1,659,228
Accounts receivable	74,000	9,588
Marketable securities owned, at market value	3,614,012	2,219,165
Prepaid expenses	10,224	3,478
Fixed assets, net	42,548	4,000
Total Assets	**$ 5,583,824**	**$ 3,895,459**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 47,250	$ 10,000
Payable to clearing organization	3,995,285	2,259,876
Total Liabilities	4,042,535	2,269,876

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized and 1,000 shares issued and outstanding	10,000	10,000
Additional paid- in capital	40,462	40,462
Retained earnings	1,490,827	1,575,121
Total Stockholder's Equity	1,541,289	1,625,583
Total Liabilities and Stockholder's Equity	**$ 5,583,824**	**$ 3,895,459**

NW CAPITAL MARKETS INC.

Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Investment banking, net	$ 2,299,706	$ 1,979,803
Proprietary trading income (loss), net	(462,833)	244,335
Commissions and other	2,061	5,655
Interest and dividends	11,668	25,032
Total Revenues	1,850,602	2,254,825
Expenses		
Compensation	465,000	1,391,825
Shared expense reimbursement	120,000	120,000
Management fees	645,000	-
Professional and consulting fees	85,543	24,300
Regulatory fees and publications	22,395	18,576
Service charges	14,880	23,332
Insurance	420	1,717
Office expense	59,643	10,996
Depreciation and amortization	16,157	6,500
Interest expense - margin	13,778	10,467
Total Expenses	1,442,816	1,607,713
Income Before Provision for Income Taxes	407,786	647,112
Provision for Income Taxes	2,080	2,080
Net Income	$ 405,706	$ 645,032

The accompanying notes are an integral part of these financial statements.

Page 3

NW CAPITAL MARKETS INC.

Statements of Changes In Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Number of Shares		Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity
Balances, December 31, 2008	**1,000**	$	**10,000**	$	**40,462**	$	**1,130,089**	$	**1,180,551**
Net income							645,032		645,032
Less: Distribution							(200,000)		(200,000)
Balances, December 31, 2009	**1,000**		**10,000**		**40,462**		**1,575,121**		**1,625,583**
Net income							405,706		405,706
Less: Distribution							(490,000)		(490,000)
Balances, December 31, 2010	**1,000**	$	**10,000**	$	**40,462**	$	**1,490,827**	$	**1,541,289**

NW CAPITAL MARKETS INC.

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net income	$ 405,706	$ 645,032
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	16,157	6,500
(Increase) decrease in:		
Commission receivable	(64,412)	(9,588)
Prepaid expenses	(6,746)	975
Increase (decrease) in:		
Accounts payable and accrued expenses	37,250	10,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	387,955	652,919
Cash Flows from Investing Activities		
Marketable securities owned, at market value	(1,394,847)	(587,258)
Additions to fixed assets	(54,707)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,449,554)	(587,258)
Cash Flows from Financing Activities		
Payable to clearing organization	1,735,409	606,920
Capital distribution	(490,000)	(200,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,245,409	406,920
Increase in cash and cash equivalents	183,810	472,581
Cash and cash equivalents at the beginning of year	1,659,228	1,186,647
Cash and cash equivalents at the end of year	$ 1,843,038	$ 1,659,228
Supplemental Disclosures		
Cash paid during the year for:		
Income taxes	$ 2,080	$ 2,080
Interest	$ 13,778	$ 10,467

NOTE 1 ORGANIZATION AND NATURE OF THE BUSINESS

NW Capital Markets Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, principal transactions, and investment advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees net of expenses, arising from securities offerings in which the Company acts as an underwriter or syndicate member. Revenue is recorded when the underwriting is completed.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gains and losses on the sale of investments entered into for the account and risk of the Company are recorded on a trade date basis. The Company purchases the securities, both from their own underwritings and on the open market, in accordance with a margin account agreement with their clearinghouse. Revenue from these transactions is recorded on a net basis in operating income and includes gains or losses attributed to the market value of inventory owned.

Investment Advisory Services

The Company advises customers on certain securities transactions. The trades are transacted by a clearing organization. Commission income on these transactions is recorded on a trade-date basis as the securities transactions occur.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for federal income taxes has been included in these financial statements. The Company pays state income taxes, for which a provision has been provided.

Effective January 1, 2009 the Company adopted Accounting Standards Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. Using the guidance provided by ASC 740, the Company has no uncertain tax positions that qualify for either recognition or disclosure as a cumulative effect of change in accounting principle in the accompanying financial statements.

For the year ended December 31, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the accompanying financial statements.

NW CAPITAL MARKETS INC.

Notes to Financial Statements
For the Years Ended December 31, 2010 and 2009

NOTE 2 (CONTINUED)

During the years ended December 31, 2010 and 2009, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the return remains open for examination for a period of three years after the filing deadline of the return and four years for state purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

NOTE 3 CONCENTRATION OF CREDIT RISK

The Company deposits its cash and cash equivalents in high quality financial institutions in amounts which at times exceed federally insured limits and Security Investment Protection Corp. limits.

NOTE 4 FIXED ASSETS

Furniture is reported at historical cost, less accumulated depreciation using the straight line method over the estimated useful life (five years). Computer software is amortized using the straight line method over the estimated useful life (three years). Depreciation expense was $4,000 and $4,000 and amortization expense was $12,157 and $2,500 for the years ended December 31, 2010 and 2009, respectively.

Fixed assets consist of:

	December 31,	
	2010	2009
Furniture	$ 20,000	$ 20,000
Computer software	69,705	15,000
Less: depreciation and amortization	(47,157)	(31,000)
Fixed assets, net	$ 42,548	$ 4,000

NOTE 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industries Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $100,000. Net capital changes from day to day, and at December 31, 2010 and 2009, the Company had net capital, as defined, of $1,143,389 and $1,284,301, respectively, which exceeds the minimum statutory requirement of $100,000.

NOTE 6 RULE 15C3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company shares office space and administrative personnel with an affiliate. Occupancy and related overhead costs are absorbed by the affiliate in accordance with a written agreement. The Company paid shared expense reimbursement to the affiliate of $120,000 and $120,000 for the years ended December 31, 2010 and 2009, respectively. In 2010, the Company paid management fees in the amount of $645,000 to the affiliate.

NOTE 8 OPEN CONTRACTUAL COMMITMENTS

In 2010, the Company entered into an agreement among syndicate underwriters for the purpose of forming one or more joint and several accounts to bid on competitive offerings of municipal securities ("Securities"). The Company's liability is limited to its participant amount. If any Securities remain unsold at the termination of the account, the Company is required to take up and pay for the proportionate shares of the unsold Securities. As of December 31, 2010, the Company's proportionate share of unsold Securities was $1,673,000. As of February 9, 2011, there were $1,370,000 of unsold Securities pertaining to the aforementioned agreements with syndicate underwriters.

NOTE 9 SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 9, 2011, the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

NW Capital Markets Inc.

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Net Capital

Total Stockholder's Equity	$1,541,289
Total Capital and Allowable Credits	1,541,289
Deduct - Non-allowable assets:	
Prepaid expenses	10,224
Fixed assets, net	42,548
Total Debits	52,772
Net Capital Before Haircuts on Security Positions	1,488,517
Deduct - haircuts on security positions:	
Contractual securities commitments	(104,996)
Trading and investment securities	(240,132)
	(345,128)
NET CAPITAL	1,143,389
Deduct - minimum net capital requirement - the greater of 6 $2/3$ % of aggregate indebtedness of $10,000 or $100,000	(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$1,043,389
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.009 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The difference between this computation of net capital and the corresponding computation prepared by NW Capital Markets Inc. and included in its unaudited Part IIA FOCUS Report filing as of December 31, 2010 amounted to a decrease in net capital of $1. The net difference is primarily due to a reclassification of prior year adjustments and an entry for depreciation and amortization.

NW Capital Markets Inc.

Schedule II - Computation for the Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information relating to the possession or control requirements under SEC Rule 15c3-3 is not applicable.



PRAGER AND FENTON LLP
www.pragerfenton.com

CERTIFIED PUBLIC ACCOUNTANTS

2381 ROSECRANS AVENUE, SUITE 350   EL SEGUNDO, CA 90245   (310) 207-2220   FAX (310) 207-0556


INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5


To the Stockholder and Board of Directors
NW Capital Markets Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of NW Capital Markets Inc. (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 lists additional objectives of the practices and procedures listed in the preceding paragraph.


Page 11



NEW YORK   **LOS ANGELES**   **LONDON**


Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP
El Segundo, CA
February 9, 2011

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5

December 31, 2010 and 2009

(With Independent Auditor's Report)

NW CAPITAL MARKETS, INC.

December 31, 2010 and 2009

CONTENTS

REPORT ON COMPLIANCE

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5(e)4

NW CAPITAL MARKETS INC.

Report on Compliance

For the Year Ended December 31, 2010

CONTENTS



PRAGER
AND
FENTON

PRAGER AND FENTON LLP
www.pragerfenton.com

CERTIFIED
PUBLIC
ACCOUNTANTS

2381 ROSECRANS AVENUE, SUITE 350   EL SEGUNDO, CA 90245   (310) 207-2220   FAX (310) 207-0556

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Jersey City, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by NW Capital Markets Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating NW Capital Markets Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NW Capital Markets Inc.'s management is responsible for NW Capital Markets Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger (Schedule I) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting a $1 difference due to rounding;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and on the related schedules and working papers (Schedule III) supporting the adjustments noting no differences.

NEW YORK   **LOS ANGELES**   **LONDON**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP

February 23, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _Dec 31_, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 035363   FINRA   DEC
> NW CAPITAL MARKETS INC   12*12
> 10 EXCHANGE PL 17TH FL
> JERSEY CITY NJ 07302-3918

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4626.50

   B. Less payment made with SIPC-6 filed (exclude interest)   (1209.18)
      _7/29/2010_
      Date Paid

   C. Less prior overpayment applied   (10.17)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3407.15

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 3407.15

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NW Capital Markets INC
_____
(Name of Corporation, Partnership or other organization)

Lisa Petrosky Muccle
_____
(Authorized Signature)

Dated the _23_ day of _Feb_, 20 _11_.

Finop
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

3

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1 , 20 10
and ending Dec 31 , 20 10

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1850601 . 00

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions

      0

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   0

2d. SIPC Net Operating Revenues $ 1850601 . 00

2e. General Assessment @ .0025 $ 4626 . 50

    (to page 1, line 2.A.)

4

NW CAPITAL MARKETS INC.

SCHEDULES OF PROCEDURES
For the Year Ended December 31, 2010

Schedule I - Assessment Payments

Date	Check #		Amount
		Prior-Year Overpayment	$ 10.17
7/29/2010	2544	Payment with Form SIPC-6	1,209.18
2/23/2011	2620	Payment with Form SIPC-7	3,407.15
		Amount Reported on SIPC-7 Line 2A	$ 4,626.50

Schedule II - Reconciliation of Total Revenues to Item No. 2a Reported on SIPC-7

Total Revenues Reported on Audited Financial Statements	$ 1,850,602.00
Total Revenues Reported on SIPC-7	1,850,601.00
Difference Due to Rounding	$ 1.00

Schedule III - Proof of Arithmetical Accuracy

Total Revenues Reported on SIPC-7	$ 1,850,601.00
General Assessment Rate	0.0025
Amount Reported on SIPC-7	4,626.50
Amount of Payments - (See Schedule I)	4,626.50
	$ -